UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE MONTHS OF MARCH-MAY, 2003


                             B.V.R. SYSTEMS (1998) LTD.
                  ---------------------------------------------
                 (Translation of registrant's name into English)

            16 HA'MELACHA ST., PARK AFEK, ROSH HA'AYIN 48091, ISRAEL
            --------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]  Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]                  No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

                                   SIGNATURES




           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      B.V.R. Systems (1998) Ltd.
                                                  ------------------------------
                                                          (Registrant)



Date:     May 27, 2003                            By:   /s/ Yoel Katzir
                                                      -------------------------
                                                      Name:  Yoel Katzir
                                                      Title: President and Chief
                                                             Executive Officer



                                                  By:   /s/ Reuven Shahar
                                                      --------------------------
                                                      Name: Reuven Shahar
                                                      Title: V.P Finance and CFO

                                  EXHIBIT INDEX
                                  -------------


                                                                                              Sequential
   Exhibit                                  Description                                       Page Number
   -------                                  -----------                                       -----------

   1.                 Press  Release  dated  March 26,  2003,  BVR  Systems  (1998) Ltd.              5
                      Reports Fourth Quarter and 2002 Results

   2.                 Press Release dated April 3, 2003, BVR Systems (1998) Ltd. Names New            2
                      Chairman of the Board and Appoints New Member to Board of Directors

   3.                 Press Release dated May 19, 2003, BVR Systems (1998) Ltd. Reports               4
                      First Quarter 2003 Results

   4.                 Press Release dated May 21, 2003, BVR Systems Wins $5 Million
                      Contract to Supply F-16 Training Facility for Foreign Air Force                 2


                                                                       Exhibit 1

B.V.R. SYSTEMS (1998) LTD.

                                                                EARNINGS RELEASE
                                                                ----------------

         BVR SYSTEMS (1998) LTD. REPORTS FOURTH QUARTER AND 2002 RESULTS



          ROSH HA'AYIN, ISRAEL - MARCH 26, 2003 - BVR SYSTEMS (1998) LTD. (OTCBB: BVRSF), a diversified world leader in advanced military training and simulation systems, today announced a net loss of $2.3 million, or $0.22 per share for fourth quarter 2002, compared with a net profit of $0.1 million, or $0.01 per share for the fourth quarter of 2001. Net loss for fiscal 2002 was $5.8 million or $0.54 per share, compared with a net loss of $0.9 million or $0.09 per share for 2001.

          Revenues for the fourth quarter of 2002 were $5.5 million, compared with revenues of $10.5 million for the fourth quarter of 2001. For 2002, BVRS' revenues decreased 36% percent to $28.3 million, compared with 2001 revenues of $44 million.

          BVRS' chief executive officer, Yoel Katzir, commented: "2002 has been a challenge for BVR in light of reduced budgets in certain major regional defense training and simulation markets and the overall economic slowdown in BVRS' traditional markets. We have experienced a decline in receiving new orders and in our order backlog. Despite this, however, BVR has continued to deliver contracts and be creative in pursuing new market opportunities."

          Fourth quarter 2002 operating loss was $1.7 million, compared with an operating profit of $0.3 million for the same period of last year. Operating loss for fiscal 2002 came to $3.9 million, compared with an operating profit of $0.1 million for 2001.

          The gross profit for the fourth quarter of 2002 was $0.5 million, compared to a gross profit of $2.6 million for the fourth quarter of the previous year. For the year, gross profit was $4.6 million, compared with a gross profit of $8.2 million for 2001.

          BVRS' order backlog at the end of the fourth quarter was approximately $26.1 million.

          During the fourth quarter of 2002, the Company announced several new contracts including its first simulator for an Asian customer, a new simulator for chemical warfare detection, and enhancements to a ship-borne naval training system.

          "These contracts demonstrate our commitment to penetrate new geographical markets and aggressively target new product opportunities. We maintain a strong focus on sales execution, customer satisfaction and strategic product expansion," concluded Mr. Katzir.

BVR SYSTEMS (1998) LTD., (OTCBB:BVRSF) IS A WORLD LEADER IN ADVANCED DEFENSE TRAINING AND SIMULATION SYSTEMS. THE COMPANY IS PART OF ELISRA GROUP, A WORLD LEADER IN THE DEVELOPMENT OF ELECTRONIC WARFARE (EW) SYSTEMS, AND OFFERS HIGHLY EFFICIENT, COST EFFECTIVE SOLUTIONS FOR THE SIMULATION, TRAINING AND DEBRIEFING

NEEDS OF MODERN AIR, SEA AND GROUND FORCES. FOR MORE INFORMATION VISIT THE COMPANY'S WEB SITE AT HTTP://WWW.BVRSYSTEMS.COM.

     THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISION OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OR BELIEFS OF BVR SYSTEMS' MANAGEMENT AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE BUT ARE NOT LIMITED TO THE FACT THAT THE COMPANY HAS EXPERIENCED REDUCTION IN BACKLOG; THE COMPANY HAS REPORTED OPERATING AND/OR NET LOSSES IN THE PAST AND MAY REPORT OPERATING AND/OR NET LOSES IN THE FUTURE, CONDITIONS IN ISRAEL AFFECT THE COMPANY'S OPERATIONS AND MAY LIMIT ITS ABILITY TO PRODUCE AND SELL ITS PRODUCTS, CHANGES IN TECHNOLOGY AND MARKET REQUIREMENTS; DECLINE IN DEMAND FOR THE COMPANY'S PRODUCTS; INABILITY TO TIMELY DEVELOP AND INTRODUCE NEW TECHNOLOGIES, PRODUCTS AND APPLICATIONS; LOSS OF MARKET SHARE AND PRESSURE ON PRICING RESULTING FROM COMPETITION. FOR OTHER FACTORS THAT COULD CAUSE BVR SYSTEMS' RESULTS TO VARY FROM EXPECTATIONS, PLEASE SEE THE COMPANY'S REPORTS FILED FROM TIME TO TIME WITH THE SEC.


      Contacts:

      MIMI FUCHS                             RACHEL LEVINE AND MARILENA LAROSA
      BVR Systems (1998) Ltd.                The Anne McBride Company, Inc.
      Tel. 011-972-3-900-8000..              Tel. 212-983-1702


                             FINANCIAL TABLES FOLLOW


Consolidated Balance Sheets as of December 31
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       2002                  2001
                                                                                   -------------         -------------
                                                                                   US$ THOUSANDS         US$ THOUSANDS
                                                                                   -------------         -------------

ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                                   860                 1,390
Restricted bank deposits                                                                  4,266                 4,253
Trade receivables                                                                        15,700                20,149
Work in progress                                                                            328                  * 19
Other receivables and prepaid expenses                                                      827               * 1,062
Inventories                                                                               1,817                 1,376
                                                                                        -------               -------

Total current assets                                                                     23,798                28,249
                                                                                        -------               -------

INVESTMENTS, LOANS AND LONG-TERM RECEIVABLES                                                584                 1,260

Fixed assets
Cost                                                                                      9,380                 8,807
Less - accumulated depreciation                                                           7,724                 6,864
                                                                                        -------               -------

Fixed assets, net                                                                         1,656                 1,943
                                                                                        -------               -------





Total assets                                                                             26,038                31,452
                                                                                        =======                ======


*          Reclassified



                                                                                                          B.V.R. Systems (1998) Ltd.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31
------------------------------------------------------------------------------------------------------------------------------------



                                                                                        2002                  2001
                                                                                   -------------         -------------
                                                                                   US$ THOUSANDS         US$ THOUSANDS
                                                                                   --------------        -------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term bank credit                                                                   15,083                12,002
Trade payables                                                                            8,461                 8,513
Excess of advances from customers over amounts
 recognized as revenue                                                                    1,290               * 3,897
Other payables and accrued expenses                                                       4,325               * 4,294
                                                                                        -------               -------

Total current liabilities                                                                29,159                28,706
                                                                                        -------               -------


LONG-TERM LIABILITIES
Liability for employee severance benefits, net                                              509                   584
                                                                                        -------               -------


COMMITMENTS AND CONTINGENCIES


SHAREHOLDERS' EQUITY (DEFICIT)
Share capital                                                                             2,529                 2,529
Additional paid-in capital                                                               21,408                21,408
Accumulated deficit                                                                     (27,567)              (21,775)
                                                                                        --------              --------

                                                                                         (3,630)                2,162
                                                                                        --------              --------

Total liabilities and shareholders' equity                                               26,038                31,452
                                                                                        ========              ========



o          Reclassified.



                                                                                                         B.V.R. Systems (1998) Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
------------------------------------------------------------------------------------------------------------------------------------



                                                                                                 THREE MONTHS          THREE MONTHS
                                                         YEAR ENDED           YEAR ENDED                ENDED                 ENDED
                                                        DECEMBER 31          DECEMBER 31          DECEMBER 31           DECEMBER 31
                                                               2002                 2001                 2002                  2001
                                                      -------------        -------------        -------------         -------------
                                                      US$ THOUSANDS        US$ THOUSANDS        US$ THOUSANDS         US$ THOUSANDS
                                                      -------------        -------------        -------------         -------------

Income from sales                                           26,295               42,550                4,587                 9,907
                                                      -------------        -------------        -------------         -------------
Income from royalties and commissions                        1,995                1,451                  936                   597

                                                            28,290               44,001                5,523                10,504

Cost of sales                                               23,715               35,845                5,028                 7,952
                                                      -------------        -------------        -------------         -------------

Gross profit                                                 4,575                8,156                  495                 2,552

Operating expenses:
Research and development                                     1,554                1,081                  424                   530
Selling and marketing                                        2,363                1,915                  660                   475
General and administrative                                   4,577                5,029                1,104                 1,252
                                                      -------------        -------------        -------------         -------------

Operating profit (loss)                                     (3,919)                 131               (1,693)                  295

Financing income (expenses), net                              (855)                (742)                  23                   (46)
Other expenses, net                                           (140)                (319)                 (38)                 (123)
                                                      -------------        -------------        -------------         -------------

Profit (loss) before income taxes                           (4,914)                (930)              (1,708)                  126
Income tax expense                                            (878)                   -                 (603)                    -
                                                      -------------        -------------        -------------         -------------

Profit (loss) after income taxes                            (5,792)                (930)              (2,311)                  126
                                                      -------------        -------------        -------------         -------------

Net profit (loss) for the year                              (5,792)                (930)              (2,311)                  126
                                                      =============        =============        =============         =============

Profit (loss) per share:
Basic and diluted profit (loss) per share
 (in US $)                                                   (0.54)               (0.09)               (0.22)                 0.01
                                                      =============        =============        =============         =============

Weighted average number of ordinary shares outstanding
(in thousands) used in basic and diluted profit
(loss) per  share calculation                               10,660               10,705               10,661                10,705
                                                      =============        =============        =============         =============



                                                                       Exhibit 2

B.V.R. SYSTEMS (1998) LTD.

                                                               BUSINESS NEWS
                                                               -------------


             BVR SYSTEMS (1998) LTD. NAMES NEW CHAIRMAN OF THE BOARD
                 AND APPOINTS NEW MEMBER TO BOARD OF DIRECTORS

           ROSH HA'AYIN, ISRAEL - APRIL 3, 2003 - BVR SYSTEMS (1998) LTD. (OTCBB: BVRSF), a diversified world leader in advanced military training and simulation systems, today announced that its board of directors has elected Yuval Yanai, a member of BVR's board, to Chairman of the board following the resignation of Avner Raz from the position of Chairman.

           BVR also announced the appointment of Ran Maidan as a new member of its board of directors.

           Mr. Yanai, a member of BVR's board of directors since 2001, has vast experience in financial and business management and will continue to utilize this experience in driving strategic and operational decision-making for the Company. Mr. Yanai served as a pilot in the Israeli Air Force (including reserve service) and currently holds the positions of Senior Vice President and CFO of Koor Industries Ltd. (Nasdaq: KOR).

           Mr. Maidan, formerly Vice President in charge of mergers, acquisitions and taxation at Koor Industries Ltd. and currently holding a senior position in Elisra Electronic Systems Ltd., brings extensive experience to the board, which will enable him to contribute to the Company's overall business direction.

           Yoel Katzir, President and CEO of BVR, commented, "We believe that the expertise and experience of Yuval Yanai will benefit BVR and anticipate his contributions to the Company's long-term success. We are also pleased to welcome Ran Maidan to our board of directors."

           Mr. Katzir added, "I would like to thank Avner Raz on behalf of the Company, its shareholders and board of directors for his hard work over the years. We wish him the best on his future endeavors."

BVR SYSTEMS (1998) LTD., (OTCBB:BVRSF) IS A WORLD LEADER IN ADVANCED DEFENSE TRAINING AND SIMULATION SYSTEMS. THE COMPANY IS PART OF ELISRA GROUP, A WORLD LEADER IN THE DEVELOPMENT OF ELECTRONIC WARFARE (EW) SYSTEMS, AND OFFERS HIGHLY EFFICIENT, COST EFFECTIVE SOLUTIONS FOR THE SIMULATION, TRAINING AND DEBRIEFING NEEDS OF MODERN AIR, SEA AND GROUND FORCES. FOR MORE INFORMATION VISIT THE COMPANY'S WEB SITE AT HTTP://WWW.BVRSYSTEMS.COM.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISION OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OR BELIEFS OF BVR SYSTEMS' MANAGEMENT AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE BUT ARE NOT LIMITED TO THE FACT THAT THE COMPANY HAS EXPERIENCED REDUCTION IN BACKLOG; THE COMPANY HAS REPORTED OPERATING AND/OR NET LOSSES IN THE PAST AND MAY REPORT OPERATING AND/OR NET LOSES IN THE FUTURE, CONDITIONS IN ISRAEL AFFECT THE COMPANY'S OPERATIONS AND MAY LIMIT ITS ABILITY TO PRODUCE AND SELL ITS PRODUCTS, CHANGES IN TECHNOLOGY AND MARKET REQUIREMENTS; DECLINE IN DEMAND FOR THE COMPANY'S PRODUCTS; INABILITY TO TIMELY DEVELOP AND INTRODUCE NEW TECHNOLOGIES, PRODUCTS AND APPLICATIONS; LOSS OF MARKET SHARE AND PRESSURE ON

PRICING RESULTING FROM COMPETITION. FOR OTHER FACTORS THAT COULD CAUSE BVR SYSTEMS' RESULTS TO VARY FROM EXPECTATIONS, PLEASE SEE THE COMPANY'S REPORTS FILED FROM TIME TO TIME WITH THE SEC.

      Contacts:

      MIMI FUCHS                         RACHEL LEVINE AND MARILENA LAROSA
      BVR Systems (1998) Ltd.            The Anne McBride Company, Inc.
      Tel. 011-972-3-900-8000..          Tel. 212-983-1702

                                                                       Exhibit 3

B.V.R. SYSTEMS (1998) LTD.

                                                                EARNINGS RELEASE
                                                                ----------------

           BVR SYSTEMS (1998) LTD. REPORTS FIRST QUARTER 2003 RESULTS

             ROSH HA'AYIN, ISRAEL - MAY 19TH, 2003 - BVR SYSTEMS (1998) LTD. (OTCBB: BVRSF), a diversified world leader in advanced military training and simulation systems, today announced a net loss of $1.2 million, or $0.11 per share for first quarter 2003, compared with a net income of $8,000, or $0.00 per share for the first quarter of 2002.

             Revenues for the first quarter of 2003 were $5.5 million, compared with revenues of $10.0 million for the first quarter of 2002.

             BVRS' chief executive officer, Yoel Katzir, commented: "The global markets continue to be challenging in 2003, however we are maintaining our strategic approach to rebuilding revenues and maximizing efficiencies."

             First quarter 2003 operating loss was $1.0 million, compared with an operating profit of $0.4 million for the same period of last year. The gross profit for the first quarter of 2003 was $0.6 million, compared to a gross profit of $2.5 million for the first quarter of 2002.

             BVRS' order backlog at the end of the first quarter was approximately $21.0 million.

             "BVR Systems will continue to pursue marketing and positioning of its advanced technology in this challenging global environment and is committed to penetrating new geographical markets." concluded Mr. Katzir.

BVR SYSTEMS (1998) LTD., (OTCBB:BVRSF) IS A WORLD LEADER IN ADVANCED DEFENSE TRAINING AND SIMULATION SYSTEMS. THE COMPANY IS PART OF ELISRA GROUP, A WORLD LEADER IN THE DEVELOPMENT OF ELECTRONIC WARFARE (EW) SYSTEMS, AND OFFERS HIGHLY EFFICIENT, COST EFFECTIVE SOLUTIONS FOR THE SIMULATION, TRAINING AND DEBRIEFING NEEDS OF MODERN AIR, SEA AND GROUND FORCES. FOR MORE INFORMATION VISIT THE COMPANY'S WEB SITE AT HTTP://WWW.BVRSYSTEMS.COM.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISION OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OR BELIEFS OF BVR SYSTEMS' MANAGEMENT AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE BUT ARE NOT LIMITED TO THE FACT THAT THE COMPANY HAS EXPERIENCED REDUCTION IN BACKLOG; THE COMPANY HAS REPORTED OPERATING AND/OR NET LOSSES IN THE PAST AND MAY REPORT OPERATING AND/OR NET LOSES IN THE FUTURE, CONDITIONS IN ISRAEL AFFECT THE COMPANY'S OPERATIONS AND MAY LIMIT ITS ABILITY TO PRODUCE AND SELL ITS PRODUCTS, CHANGES IN TECHNOLOGY AND MARKET REQUIREMENTS; DECLINE IN DEMAND FOR THE COMPANY'S PRODUCTS; INABILITY TO TIMELY DEVELOP AND INTRODUCE NEW TECHNOLOGIES, PRODUCTS AND APPLICATIONS; LOSS OF MARKET SHARE AND PRESSURE ON PRICING RESULTING FROM COMPETITION. FOR OTHER FACTORS THAT COULD CAUSE BVR SYSTEMS' RESULTS TO VARY FROM EXPECTATIONS, PLEASE SEE THE COMPANY'S REPORTS FILED FROM TIME TO TIME WITH THE SEC.

                     Contact: MIMI FUCHS, TEL. 011-972-3-900-8000

                             FINANCIAL TABLES FOLLOW


                           B.V.R. Systems (1998) Ltd.

CONSOLIDATED BALANCE SHEET
------------------------------------------------------------------------------------------------------------------------------------


                                                                                   MARCH 31
                                                                  -----------------------------------           DECEMBER 31
                                                                           2003                  2002                  2002
                                                                  -------------         -------------         -------------
                                                                  US$ THOUSANDS         US$ THOUSANDS         US$ THOUSANDS
                                                                  -------------         -------------         -------------
                                                                      UNAUDITED             UNAUDITED               AUDITED
                                                                  -------------         -------------         -------------

ASSETS

CURRENT ASSETS

Cash and cash equivalents                                                1,631                 1,239                   860
Restricted bank deposits                                                 3,300                 4,247                 4,266
Trade receivables                                                       14,145                21,989                15,700
Work in progress                                                           216                   *14                   328
Other receivables and prepaid expenses                                     828                *1,046                   827
Inventories                                                              2,550                 1,486                 1,817
                                                                      ---------               -------               -------

Total current assets                                                    22,670                30,021                23,798
                                                                      ---------               -------               -------


INVESTMENTS, LOANS AND LONG-TERM RECEIVABLES                               419                   999                   584

FIXED ASSETS

Cost                                                                     9,506                 9,151                 9,380
Less - accumulated depreciation                                          7,909                 7,069                 7,724
                                                                      ---------               -------               -------

Fixed assets, net                                                        1,597                 2,082                 1,656
                                                                      ---------               -------               -------






                                                                      ---------               -------               -------

TOTAL ASSETS                                                            24,686                33,102                26,038
                                                                      =========               =======               =======


*          Reclassified


                                                                                                          B.V.R. Systems (1998) Ltd.

                                                   CONSOLIDATED BALANCE SHEET



                                                                           MARCH 31
                                                                ------------------------------------         DECEMBER 31
                                                                          2003                  2002                  2002
                                                                 -------------         -------------         -------------
                                                                 US$ THOUSANDS         US$ THOUSANDS         US$ THOUSANDS
                                                                 -------------         -------------         -------------
                                                                     UNAUDITED             UNAUDITED               AUDITED
                                                                 -------------         -------------         -------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Short-term bank credit                                                 13,763                13,415                15,083
Trade payables                                                          9,065                11,727                 8,461
Excess of advances from customers over amounts
 recognized as revenue                                                  2,557                *1,475                 1,290
Other payables and accrued expenses                                     3,627                *3,762                 4,325
                                                                     ---------              --------              --------

Total current liabilities                                              29,012                30,379                29,159
                                                                     ---------              --------              --------

LONG-TERM LIABILITIES

Liability for employee severance benefits, net                            511                   553                   509
                                                                     ---------              --------              --------

SHAREHOLDERS' EQUITY (DEFICIT)

Share capital                                                           2,529                 2,529                 2,529
Additional paid-in capital                                             21,408                21,408                21,408
Accumulated deficit                                                   (28,774)              (21,767)              (27,567)
                                                                     ---------              --------              --------

                                                                       (4,837)                2,170                (3,630)
                                                                     ---------              --------              --------


                                                                     ---------              --------              --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             24,686                33,102                 26,038
                                                                     =========              ========              ========


*                                                       Reclassified



                                                                                                          B.V.R. Systems (1998) Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------


                                                                         THREE MONTHS ENDED
                                                                   ------------------------------------           YEAR ENDED
                                                                   MARCH 31, 2003        MARCH 31, 2002         DECEMBER 2002
                                                                   --------------        --------------         -------------
                                                                    US$ THOUSANDS         US$ THOUSANDS         US$ THOUSANDS
                                                                   --------------        --------------         -------------
                                                                        UNAUDITED             UNAUDITED               AUDITED
                                                                   --------------        --------------         -------------

Income from sales                                                          5,307                 9,659                26,295
Income from royalties and commissions                                        162                   371                 1,995
                                                                        ---------              --------              --------

                                                                           5,469                10,030                28,290

Cost of sales                                                              4,876                 7,576                23,715
                                                                        ---------              --------              --------

Gross profit                                                                 593                 2,454                 4,575

Operating expenses:
Research and development                                                     111                   322                 1,554
Selling and marketing                                                        665                   492                 2,363
General and administrative                                                   860                 1,240                 4,577
                                                                        ---------              --------              --------

Operating profit (loss)                                                   (1,043)                  400                (3,919)

Financial expenses, net                                                     (150)                 (392)                 (855)
Other income (expenses), net                                                  11                     -                  (140)
                                                                        ---------              --------              --------

Profit (loss) before income taxes                                         (1,182)                    8                (4,914)
Income tax expenses                                                          (25)                    -                  (878)
                                                                        ---------              --------              --------

Net profit (loss) for the period                                          (1,207)                    8                (5,792)
                                                                        =========              ========              ========

Profit (loss) per share:

Basic and diluted profit (loss) per share (in US$)                         (0.11)                    -                 (0.54)
                                                                        =========              ========              ========

Weighted average number of ordinary shares
 outstanding (in thousands) used in basic and
 diluted profit (loss) per share calculation                              10,661                10,705                10,660
                                                                        =========              ========              ========


                                                                       Exhibit 4

      BVR SYSTEMS WINS $5 MILLION CONTRACT TO SUPPLY F-16 TRAINING FACILITY
                             FOR FOREIGN AIR FORCE

ROSH HA'AYIN, ISRAEL - MAY 21ST, 2003 - BVR SYSTEMS (1998) LTD. (OTCBB: BVRSF), today announced a contract valued at approximately $5 million for the development and supply of an F-16 training center for a foreign Air Force. The training center will be comprised of two separate, but interoperable, F-16 training devices: a Mission Simulator and a Tactical Systems Trainer.

           BVR Systems' President and Chief Executive Officer, Yoel Katzir, noted that this contract was awarded following an intense competition with other leading global simulator manufacturers, and successful demonstrations by BVR's team. "The F-16 simulator line is the flagship of our flight simulators enabling comprehensive training at all levels. We believe that the customer's decision reflects its confidence in BVR's unique capabilities and solutions."

           BVR's state-of-the-art F-16 training center enables mission and tactical training and instruction of both new and experienced pilots. The Mission Simulator consists of the following major components: a single-seat F-16 cockpit; an Instructor Operator Station; a visual display and image generation system; computational systems; input/output systems; BVR's tactical environment, which uses sophisticated Computer Generated Forces; support equipment and peripherals. During training exercises, pilots will be able to train air to air and air to ground combat scenarios in a highly saturated threat environment.

             The Tactical Systems Trainer may be used as a stand-alone device or together with the Mission Simulator. The training facility, which is enhanced by specialized solutions developed by BVR, will enable pilots to train on a vast range of operational tasks and emergency procedures.

"The design and architecture of the simulators is based upon BVR's proven experience in F-16 flight simulators accumulated over the past decade," continued Mr. Katzir. "The Company has supplied to various customers more than ten F-16 simulators of different levels of fidelity, including Full Mission Simulators. Winning this program enhanced BVR's position as a world leader in the supply of F-16 simulators."


BVR SYSTEMS (1998) LTD., IS A WORLD LEADER IN ADVANCED DEFENSE TRAINING AND SIMULATION SYSTEMS. THE COMPANY IS PART OF THE ELISRA GROUP AND OFFERS HIGHLY EFFICIENT, COST EFFECTIVE SOLUTIONS TO THE SIMULATION, TRAINING AND DEBRIEFING NEEDS OF MODERN AIR, SEA AND GROUND FORCES. FOR MORE INFORMATION VISIT THE COMPANY'S WEB SITE AT HTTP://WWW.BVRSYSTEMS.COM.

     (This press release contains forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of BVR Systems Ltd. only, and are subject to risk and uncertainties, including but not limited to the changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.)


      CONTACTS:

      MIMI FUCHS
      BVR Systems (1998) Ltd.
      Tel. 011-972-3-900-8000..